[redacted]

09040825

AB
4/8

SEC
Mail Processing
Section

APR 06 2009

Washington, DC
101

UNITED STATES
[...]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corby Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 High Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. Reilly 617-482-8780
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunn & Hoban, P.C.
(Name – *if individual, state last, first, middle name*)

1179 High Street (Address) Westwood (City) MA (State) 02090 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/10

OATH OR AFFIRMATION

I, Meredith H. Dunn, CPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corby Capital Markets, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

[signature]
Signature

Certified Public Accountant
Title

DAVID F. PENDERGAST
Notary Public
Commonwealth of Massachusetts
My Commission Expires
October 31, 2014
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORBY CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2008

CORBY CAPITAL MARKETS, INC.

DECEMBER 31, 2008

TABLE OF CONTENTS

Dunn & Hoban, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
1179 HIGH STREET
WESTWOOD, MA 02090

MEREDITH HOBAN DUNN, CPA, PFS

TELEPHONE
781-769-7555
FAX
781-769-6653

To the Directors of
Corby Capital Markets, Inc.
Boston, Massachusetts

We have audited the accompanying statement of financial condition of Corby Capital Markets, Inc. (the Company) as of December 31, 2008 and the related statements of income, changes in shareholders' equity, and cash flows, for the year then ended that you are filing pursuant to rule 71a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corby Capital Markets, Inc. as of December 31, 2008, and the results of its operations and cash flow for the year then ended in conformity with principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dunn & Hoban, P.C.

Certified Public Accountants
Westwood, Massachusetts
February 23, 2008

CORBY CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2008

		2008
Assets		
Current Assets:		
Cash	$	72,142
Dividends and interest receivable (Note 11)		5,054
Investment securities (Notes 1 and 2)		1,121,408
Prepaid expenses		30,740
Other current assets		814
Prepaid taxes		39,841
Due from Corby Asset Management, LLC (Note 11)		32,662
Total current assets		1,302,661
Property and equipment, net (Note 3)		20,987
Other Assets:		
Due from Corby Asset Management, LLC (Note 11)		75,000
Deposits		50,000
Total other assets		125,000
Total Assets:	$	1,448,648
Liabilities and Shareholders' Equity		
Current liabilities:		
Payable to clearing organization	$	14,413
Accounts payable		5,671
Accrued expenses and other liabilities		16,806
Total current liabilities		36,890
Shareholders' equity:		
Common stock (Note 10)		9,601
Preferred stock, $1.00 par value, 330,221 shares issued and outstanding		330,221
Additional paid-in capital		983,950
Retained earnings		386,186
Treasury stock, 197,500 shares in 2008, at cost		(298,200)
Total shareholders' equity		1,411,758
Total liabilities and shareholders' equity:	$	1,448,648

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Income
For the Year Ended December 31, 2008

		2008
Revenues:		
Commissions	$	103,937
Principal transactions		1,723,001
Interest and dividends		57,698
Total revenue		1,884,636
Expenses:		
Employee compensation		1,225,016
Floor brokerage, exchange and clearing loss		273,755
Communications and data processing		118,090
Interest		2,944
Other expenses		310,846
Total expenses		1,930,651
Loss before income taxes		(46,015)
Income tax expense (Note 5)		-
Net loss	$	(46,015)

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(46,015)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		11,588
Changes in operating assets and liabilities:		
Decrease in securities owned		993,759
Decrease in dividend and interest receivable		6,006
Decrease in prepaid expenses		8,925
Decrease in prepaid taxes		101,937
Decrease in due from related party		52,301
Decrease in payable to clearing organizations		(1,072,183)
Decrease in accounts payable and accrued expenses		(12,575)
Net cash provided by operating activities	$	43,743
Cash flows from investing activities:		
Principle repayments of loans receivable	$	40,352
Acquisition of property and equipment		(7,465)
Net cash used in investing activities		32,887
Cash flows from financing activities:		
Dividends paid	$	(23,115)
Net cash provided by financing activities		(23,115)
Net increase in cash and cash equivalents	$	53,515
Cash and cash equivalents, beginning of year		18,627
Cash and cash equivalents, end of year	$	72,142
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	2,944
Income taxes	$	-

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2008

	Common Stock	Preferred Stock	Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2007 $	9,601	330,221	983,950	(298,200)	455,316	$ 1,480,888
Payment of dividends	-	-	-	-	(23,115)	(23,115)
Net loss	-	-	-	-	(46,015)	(46,015)
Balance at December 31, 2008 $	9,601	330,221	983,950	(298,200)	386,186	$ 1,411,758

See auditors' report and notes to financial statements.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2008

Note 1 – Summary of Significant Accounting Policies

Business Activity

Corby Capital Markets, Inc., a Delaware corporation, is a registered broker/dealer in securities located in Boston, Massachusetts. The Company is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

Management used estimates and assumptions in preparing the financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from the estimates.

Investment Securities

Securities owned by the Company are valued at their fair market value with any unrealized gain or loss reflected in income. Securities transactions (and any related gains or losses on sales) are recorded on a trade date basis.

Property and Equipment

Property and Equipment are stated at cost. Depreciation of furniture and equipment is calculated by the double declining balance method using estimated useful lives of two to ten years.

Federal and State Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109 "Accounting for Income Taxes".

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $3,023 for the year ended December 31, 2008.

Customer Accounts

The Company's customer accounts are carried on the books of National Financial Services Corporation (NFSC), on a fully disclosed basis. The Company is therefore exempt from the customer reserve requirements under SEC Rule 15c3-3.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include cash and any highly liquid debt instruments with a maturity of three months or less.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2008

Note 2 – Investment Securities

Original cost and market values of debt and equity securities at December 31, 2008 are as follows:

	Cost	Market Value	Unrealized Gain
Debt Securities	$ 300,783	$ 306,993	$ 6,210
Equity	814,415	814,415	-
Total	$ 1,115,198	$ 1,121,408	$ 6,210

Revenue from principal transactions for the year ended December 31, 2008 includes $6,210 in unrealized gains on trading securities held at December 31, 2008.

Note 3 – Property and Equipment

At December 31, 2008, property and equipment consisted of the following:

Furniture and fixtures	$ 458,819
Computer and telephones	92,823
	551,642
Less accumulated depreciation	(530,655)
	$ 20,987

Depreciation expense was $11,588 for the year ended December 31, 2008.

Note 4 – Profit Sharing and 401(k) Plan

The Company adopted a qualified, trusteed, voluntary, contributory profit sharing plan effective January 1, 1980, and a 401(k) Plan covers substantially all employees who met specified age and service requirements.

The Company did not contribute to the Profit Sharing Plan during the year ended December 31, 2008.

CORBY CAPITAL MARKETS, INC.
Notes to Financial Statements
December 31, 2008

Note 5 – Federal and State Income Taxes and Net Operating Loss Carryforwards

Financial Accounting Standards No. 109, "Accounting for Income taxes" requires that deferred income taxes be computed using the liability method under which deferred income tax assets and liabilities are computed based on differences between the financial statement and tax bases of assets and liabilities.

The Company has loss carryforwards totaling $812,763 that may be offset against future taxable income. If not used, the carryforwards will expire as follows:

Year	Operating Losses
2025	$ 32,147
2026	592,147
2027	138,592
2028	49,877
	$812,763

A deferred tax benefit related to the loss carryforward has not been recognized due to the inability to project future income.

	Federal	State	Total
Current tax (expense)/benefit	$ -	$ -	$ -
Deferred income tax benefit	7,510	3,604	11,114
Write-off of deferred benefit	$(7,510)	$(3,604)	$(11,114)
Total income tax expense	$ -	$ -	$ -

Note 6 – Commitments and Contingencies

Rent expense was $73,362 for the year ended December 31, 2008. The Company paid an additional $34,986 under its lease agreement during 2008 which was charged to Corby Asset Management, LLC, a related party (Note 11).

Minimum lease payments due under this lease for the remainder of the lease term are as follows:

2008	101,016
2009	102,663
2010	69,174
Total	$272,853

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $1,196,528, which was $1,096,528 in excess of its required net capital. The Company's net capital ratio was .03 to 1.

Note 8 – Debt to Debt/Equity Ratio

Rule 15c3-1 of the Securities and Exchange Act allows for a debt to debt/equity ratio, as defined, of up to 70%. The Company's debt to debt/equity ratio was 0% at December 31, 2008, computed as follows:

Equity	$1,411,758
Debt and other subordinated notes	—
Total debt/equity	$1,411,758
Debt to debt/equity ratio	0%

Note 9 – Stock Option Plan

In 1996, the Company's stockholders approved a stock option plan that was adopted to secure for the Company and its shareholders the benefits arising from stock ownership by employees, officers and directors of, and consultants or advisors to, the Company who are expected to contribute to the Company's future growth and success. Under the terms of the plan, options granted may be either incentive stock options, meeting the requirements of Section 422 of the Internal Revenue Code, or non-statutory options, which are not intended to meet the requirements of Section 422 of the Code.

The plan currently reserves 200,000 shares of common stock for grant and provides that the term of each award be determined by the Board of Directors charged with administering the plan. The exercise price, determined by the Board of Directors, for incentive stock options, shall not be less than 100% of the fair market value of such stock on the date of the grant, and non-statutory stock options, shall not be less than 100% of such fair market value. The plan has vesting requirements.

Note 10 – Capital Structure

At December 31, 2008, the Company had 1,300,000 shares of $.01 par value common stock authorized, 1,022,634 shares issued and 825,134 shares outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. No dividends were paid in 2008.

All common shares are restricted from transfer without the Company being offered the first right to repurchase shares at a market-value price.

At December 31, 2008, the Company had 330,221 shares of $1.00 par value, 7% preferred stock outstanding. The Company paid dividends of $23,115 for the year ended December 31, 2008.

Note 11 – Related Parties

In 2006, certain parties of Corby Capital Markets, along with others, formed Corby Asset Management, LLC. Corby Asset Management provides investment strategies and advice to clients. The Company pays certain shared expenses on behalf of Corby Asset Management and is reimbursed quarterly.

At December 31, 2008, amounts due from Corby Asset Management are as follows:

Note receivable	$ 75,000
Expense reimbursement receivable	32,662
Total due from Corby Asset Management, LLC	$107,662

Interest receivable at December 31, 2008 includes $2,250 in interest due from Corby Asset Management associated with the note listed above.

CORBY CAPITAL MARKETS, INC.
Schedule I
For the Year Ended December 31, 2008

Statement of Other Operating Expenses

Advertising	$	3,023
Automobile lease		9,470
Contributions		3,731
Courier		1,498
Depreciation		11,588
Equipment lease		18,727
Insurance		6,230
Legal and professional fees		99,942
Liecnses and taxes		4,048
Maintenance and repairs		387
Office expense		5,008
Payroll service		17,938
Postage		1,311
Rent		73,362
401 (k) and profit sharing plan fees		3,041
Supplies		7,671
Travel and entertainment		40,157
Utilities		3,714
Total Other Expenses	$	310,846

CORBY CAPITAL MARKETS, INC.
Schedule II
December 31, 2008

Computation of Net Capital
Pursuant to SEC Rule 15c3-1

Capital and allowable subordinated liabilities:		
Common stock	$	9,601
Additional paid in capital		983,950
Treasury stock		(298,200)
Retained earnings		386,186
Preferred stock		330,221
Total capital and subordinated liabilities	$	1,411,758
Unallowable assets:		
Property and equipment	$	20,987
Income taxes receivable		39,841
Due from related party		107,662
Accrued interest receivable		5,054
Prepaid expenses		30,740
Other assets		814
Security haircuts		10,132
Total unallowable assets	$	215,230
Net Capital	$	1,196,528
Aggregate indebtedness:		
Payable to cleaning organization	$	14,413
Accounts payable		5,671
Accrued expenses and other liabilities		16,806
Total aggregate indebtedness	$	36,890
Minimum net capital required	$	100,000
Excess net capital	$	1,096,528
Ratio: Aggregate indebtedness to net capital		.03 to 1

See auditors' report

CORBY CAPITAL MARKETS, INC.
Schedule III
December 31, 2008

<u>Reconciliation of Unaudited Computation of Net Capital to Audited Computation of Net Capital</u>

Unaudited net capital at December 31, 2008	$	1,212,003
Net audit adjustments affecting capital:		
1. To adjust cash		10,810
2. To adjust accounts payable, accrued expenses income taxes payable, and other liabilities		(26,285)
Audited net capital at December 31, 2008	$	1,196,528

To the Board of Directors
Corby Capital Markets, Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Corby Capital Markets, Inc. for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Corby Capital Markets, Inc., that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT AUDITORS' SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

(continued)

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures are adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Dunn & Hoban, P.C.

Westwood, Massachusetts
February 23, 2008